UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2019.

Commission File Number: 001-38763

MILLICOM INTERNATIONAL CELLULAR S.A.

(Exact Name of Registrant as Specified in Its Charter)

2, Rue du Fort Bourbon,

L-1249 Luxembourg

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO FURNISHED MATERIAL

Item
______

1.	Press release dated February 20, 2019

2.	Presentation dated February 20, 2019

 Item 1

Millicom adds mobile to its cable footprint with acquisition of Telefónica’s operations in Panama, Costa Rica and Nicaragua

Highlights

•	Millicom is paying $1.65 billion to acquire leading mobile assets that complement Millicom’s cable operations in Panama, Costa Rica, and Nicaragua.

•	Upon completion, Millicom will have cable and mobile in all of the Latam markets where it operates, consistent with the company’s fixed-mobile convergence strategy.

•	The transaction solidifies Millicom’s leadership position in Central America and further diversifies and balances Millicom’s geographical footprint.

•	The aggregate purchase price implies a multiple of 6.8x 2018 Combined Adjusted EBITDA[1] and 10.1x Combined OCF (Adjusted EBITDA less capex).

•	Significant expected annual opex and capex synergies, implying post-synergy valuation multiples of 5.8x Adjusted EBITDA and 8.3x OCF.

•	Completion is anticipated in H2 2019, subject to regulatory approvals.

Luxembourg, February 20th 2019 – Millicom International Cellular S.A. (“Millicom” or “the Company”) announced today it has entered into agreements with Telefónica S.A. and certain of its affiliates (“Telefonica”), to acquire the entire share capital of Telefónica Móviles Panamá, S.A., Telefónica de Costa Rica TC, S.A. (and its wholly owned subsidiary, Telefónica Gestión de Infraestructura y Sistemas de Costa Rica, S.A.) and Telefonía Celular de Nicaragua, S.A. (together, “Telefonica CAM”) for a combined enterprise value of $1,650 million (the “Transaction”) payable in cash. The Transaction is subject to customary closing conditions, including regulatory approval in each market, and closings are expected during H2 2019.

Telefonica CAM is the mobile market leader in Panama and Nicaragua and the second largest mobile provider in Costa Rica, with about 8.7 million total customers. Millicom currently controls and operates cable networks in all three countries, and as such the Transaction represents a perfect complement to Millicom’s existing operations. It reinforces Millicom’s market leadership in Central America and builds on its recent acquisition of Cable Onda, the leading cable operator in Panama.

In addition, the Transaction significantly expands Millicom’s operations in each of the three countries and will thus further diversify and balance the company’s geographic footprint and sources of cash flow.

For the 2015-2018 period, Telefonica CAM revenue and Adjusted EBITDA have grown at CAGRs of approximately 4% and 11%, respectively, in US dollar terms. In 2018, Telefonica CAM generated revenue of $709 million and Adjusted EBITDA of approximately $243 million. Capex for the same period totalled $79 million, such that OCF (Adjusted EBITDA less Capex) was approximately $164 million.

1 Adjusted EBITDA refers to the combined EBITDA of the standalone businesses pre-synergies, excluding management fees and other non-recurring items based on preliminary unaudited 2018 financial statements. Combined EBITDA, capex and OCF are non-IFRS measures.

The aggregate purchase price implies a multiple of 6.8x 2018 Combined Adjusted EBITDA and 10.1x Combined OCF, whilst on a post-synergy basis it implies 5.8x 2018 Combined Adjusted EBITDA and 8.3x Combined OCF based on cost and capex synergies.

Millicom expects to generate annual run-rate opex and capex synergies of $35-50 million, equivalent to an NPV of approximately $290 million. The projected opex and capex synergies are expected to be largely realized by 2021 and fully realized by 2023 and would stem primarily from: (1) network and IT integration benefits, (2) rationalization of sales, distribution and branding, (3) optimization of support functions, (4) procurement savings from increased scale, and (5) in-market fiber backhaul capabilities. In order to achieve these synergies, Millicom expects to incur pre-tax integration costs over the first two years of approximately $100 million.

In addition, Millicom has identified potential revenue synergies equivalent to an additional NPV of approximately $250 million stemming mostly from cross-selling mobile products to Millicom’s existing cable customers and cross-selling cable services to Telefonica’s mobile customers, as well as increased revenue from lower customer churn resulting from a growing proportion of sales made on a bundled basis.

Mauricio Ramos, CEO of Millicom said "This significant investment of market leading mobile operations will make our combined businesses even stronger. We are acquiring the #1 mobile operator in Panama and in Nicaragua and the #2 mobile operator in Costa Rica. As a result, we now have both fixed and mobile in every market we operate in Latin America. The transaction gives us full in-market scale and the benefits of significant synergies. Furthermore, together with our earlier acquisition of Cable Onda in Panama we are reshaping the industry landscape in Central America, paving the way for a healthy investment environment to help fulfil our purpose of building the digital highways that will connect our people and develop our communities in these countries."

Key country highlights:

Panama

•	#1 mobile operator in a four-player market with 1.6 million customers

•	4G network covers 74% of population

•	Revenue and Adjusted EBITDA CAGRs of approximately 4% and 7%, respectively, in 2015-2018, in US dollar terms

•	2018 revenue of $223 million and Adjusted EBITDA of $90 million, resulting in a margin near 41%

•	Dollarized economy and investment grade country increasing Millicom’s US dollar revenue sources

Costa Rica

•	#2 mobile operator in a three-player market with 2.4 million customers

•	4G network covers 85% of population

•	Revenue CAGR of approximately 13% in 2015-2018, in US dollar terms, drove much faster EBITDA growth over the period

•	2018 revenue of $253 million and EBITDA of $60 million, resulting in a margin near 24%

Nicaragua

•	#1 mobile operator in a two-player market with 4.7 million customers

•	4G network covers 51% of the population

•	Revenue has declined at a 2.5% CAGR in US dollar terms in 2015-2018, due in part to a weaker currency and to slower overall economic activity

•	2018 revenue of $232 million, nearly 50% of which are denominated in US dollars, and Adjusted EBITDA of $92 million, resulting in a margin near 40%

Millicom has secured bridge funding commitments to finance the acquisition, and the bridge will be refinanced predominantly with the issuance of new debt by Millicom and its operating subsidiaries. Pro forma for the Transaction, Millicom’s proportionate net debt to Adjusted EBITDA2 would increase to approximately 3.0x from 2.5x reported as of December 31st 2018. Millicom management remains committed to maintaining a healthy balance sheet and to reducing leverage toward its stated medium-term target of 2.0x.

Goldman Sachs & Co. LLC and Morgan Stanley & Co. International acted as financial advisors to Millicom for the Transaction.

Millicom management will host a conference call for the global financial community on February 20th, 2019 at 10:30pm (Luxembourg/Stockholm) / 9:30pm (London) / 4:30pm (Miami). Presentation slides are available on the company’s website at: www.millicom.com/investors.

Dial-in information:

Sweden: +46 (0)8 5069-2180, Luxembourg: +352 2786-0515, UK: +44 (0)844 571 8892, US: +1 631 510-7495

The access code is: 9777319

A replay of the call will be available for 7 days at:

Std. International: +44 (0) 333 300 9785, UK: +44 (0) 844 571-8951, US: +1 917 677-7532

Replay passcode is: 9777319

2 Proportionate net debt to Adjusted EBITDA is a non-IFRS measure. Please refer to page 6 of this press release for definitions of non-IFRS measures for Millicom. Reconciliations of such non-IFRS measures to their nearest IFRS equivalent are available at https://www.millicom.com/trading-results/q4-2018-trading-results/.

For further information, please contact

Press: Vivian Kobeh, Corporate Communications Director +1 305 476 7352 press@millicom.com	Investors: Michel Morin, VP Investor Relations +305 445-4156 investors@millicom.com Mauricio Pinzon, Investor Relations Manager Tel: +44 20 3249 2460 investors@millicom.com

About Millicom

Millicom (NASDAQ U.S.: TIGO, Nasdaq Stockholm: TIGO_SDB) is a leading provider of cable and mobile services dedicated to emerging markets in Latin America and Africa. Millicom sets the pace when it comes to providing high-speed broadband and innovation around The Digital Lifestyle services through its principal brand, TIGO. As of December 31st 2018, Millicom operating subsidiaries and joint ventures employed more than 21,000 people and provided mobile services to approximately 48 million customers, with a cable footprint of more than 11 million homes passed. Founded in 1992, Millicom International Cellular SA is headquartered in Luxembourg.

This information was prior to this release inside information and is information that Millicom is obliged to make public pursuant to the EU Market Abuse Regulation. This information was submitted for publication, through the agency of the contact person set out above, at 22:06 CET on February 20th, 2019.

Forward-Looking Statements

Statements included herein that are not historical facts, including without limitation statements concerning future strategy, plans, objectives, expectations and intentions, projected financial results, liquidity, growth and prospects, are forward-looking statements. Such forward-looking statements involve a number of risks and uncertainties and are subject to change at any time. This includes, but is not limited to, Millicom’s expectation and ability to pay semi-annual cash dividends on its common stock in the future, subject to the determination by the Board of Directors, and based on an evaluation of company earnings, financial condition and requirements, business conditions, capital allocation determinations and other factors, risks and uncertainties. In the event such risks or uncertainties materialize, Millicom’s results could be materially adversely affected. The risks and uncertainties include, but are not limited to, the following:

•	Global economic conditions and foreign exchange rate fluctuations as well as local economic conditions in the markets we serve;
•	Telecommunications usage levels, including traffic and customer growth;
•	Competitive forces, including pricing pressures, the ability to connect to other operators’ networks and our ability to retain market share in the face of competition from existing and new market entrants as well as industry consolidation;
•	Legal or regulatory developments and changes, or changes in governmental policy, including with respect to the availability of spectrum and licenses, the level of tariffs, tax matters, the terms of interconnection, customer access and international settlement arrangements;
•	Adverse legal or regulatory disputes or proceedings;
•	The success of our business, operating and financing initiatives and strategies, including partnerships and capital expenditure plans;
•	The level and timing of the growth and profitability of new initiatives, start-up costs associated with entering new markets, the successful deployment of new systems and applications to support new initiatives;
•	Relationships with key suppliers and costs of handsets and other equipment;
•	Our ability to successfully pursue acquisitions, investments or merger opportunities, integrate any acquired businesses in a timely and cost-effective manner and achieve the expected benefits of such transactions;
•	The availability, terms and use of capital, the impact of regulatory and competitive developments on capital outlays, the ability to achieve cost savings and realize productivity improvements;
•	Technological development and evolving industry standards, including challenges in meeting customer demand for new technology and the cost of upgrading existing infrastructure;
•	The capacity to upstream cash generated in operations through dividends, royalties, management fees and repayment of shareholder loans; and
•	Other factors or trends affecting our financial condition or results of operations.

A further list and description of risks, uncertainties and other matters can be found in Millicom’s Registration Statement on Form 20-F, including those risks outlined in “Item 3. Key Information—D. Risk Factors,” and in Millicom’s subsequent U.S. Securities and Exchange Commission filings, all of which are available at www.sec.gov.

All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Except to the extent otherwise required by applicable law, we do not undertake any obligation to update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

Millicom’s Non IFRS Measures

This press release contains financial measures not prepared in accordance with IFRS. These measures are referred to as “non-IFRS” measures and include: non-IFRS service revenue, non-IFRS EBITDA, and non-IFRS Capex, among others defined below. Annual growth rates for these non-IFRS measures are often expressed in organic constant currency terms to exclude the effect of changes in foreign exchange rates, the adoption of new accounting standards such as IFRS 15, and are pro forma for material changes in perimeter due to acquisitions and divestitures.

The non-IFRS financial measures are presented in this press release as Millicom’s management believes they provide investors with an additional information for the analysis of Millicom’s results of operations, particularly in evaluating performance from one period to another. Millicom’s management uses non-IFRS financial measures to make operating decisions, as they facilitate additional internal comparisons of Millicom’s performance to historical results and to competitors' results, and provides them to investors as a supplement to Millicom’s reported results to provide additional insight into Millicom’s operating performance. Millicom’s Remuneration Committee uses certain non-IFRS measures when assessing the performance and compensation of employees, including Millicom’s executive directors.

The non-IFRS financial measures used by Millicom may be calculated differently from, and therefore may not be comparable to, similarly titled measures used by other companies - refer to the section “Non-IFRS Financial Measure Descriptions” for additional information. In addition, these non-IFRS measures should not be considered in isolation as a substitute for, or as superior to, financial measures calculated in accordance with IFRS, and Millicom’s financial results calculated in accordance with IFRS and reconciliations to those financial statements should be carefully evaluated.

Non-IFRS Financial Measure Descriptions

Service revenue is revenue related to the provision of ongoing services such as monthly subscription fees, airtime and data usage fees, interconnection fees, roaming fees, mobile finance service commissions and fees from other telecommunications services such as data services, short message services and other value-added services excluding telephone and equipment sales.

EBITDA is operating profit excluding impairment losses, depreciation and amortization, and gains/losses on fixed asset disposals.
Underlying measures, such as Underlying service revenue, Underlying EBITDA, Underlying equity free cash flow, and Underlying net debt, include Guatemala and Honduras, as if fully consolidated.

Proportionate EBITDA is the sum of the EBITDA in every country where Millicom operates, including its Guatemala and Honduras joint ventures, pro rata for Millicom’s ownership stake in each country, less unallocated costs and inter-company eliminations.

Organic growth represents year-on year-growth excluding the impact of changes in FX rates, perimeter, and accounting.

Net debt is Gross debt (including finance leases) less cash and pledged and term deposits.

Proportionate net debt is the sum of the net debt in every country where Millicom operates, including its Guatemala and Honduras joint ventures, pro rata for Millicom’s ownership stake in each country.

Net debt to EBITDA is the ratio of net debt over LTM (last twelve month) EBITDA.

Proportionate net debt to EBITDA is the ratio of proportionate net debt over LTM proportionate EBITDA.

Capex is balance sheet capital expenditure excluding spectrum and license costs and finance lease capitalizations from tower sale and leaseback transactions.

Operating Cash Flow (OCF) is EBITDA less Capex.

Financial Data for Telefonica businesses

The financial data for the Telefonica businesses that are included in this press release are derived from unaudited standalone financial statements prepared by Telefonica for each of the Panama, Costa Rica and Nicaragua businesses. Such financial statements have not been audited and Millicom has not independently verified the financial statements. All metrics for the Telefonica businesses that are presented on a combined basis are presented on a non-IFRS basis and are indicative only, as such combined data are based on a simple combination of the aforementioned standalone financial statements, with limited adjustments, and are not derived from combined financial statements prepared in accordance with IFRS. Finally, any metrics for the Telefonica businesses that are presented as non-IFRS metrics may be calculated and presented on a different basis to similarly titled non-IFRS metrics presented by Millicom.

Illustrative Pro Forma and Estimated Synergy Financial Data for Millicom

Certain metrics that are included in this press release are presented on an illustrative `pro forma' or `combined' basis to give effect to the acquisition by Millicom of the Telefonica businesses. These metrics are not derived from pro forma financial statements prepared in accordance with any accounting or regulatory framework. These metrics are estimates and have been prepared for illustrative purposes only. Readers should treat these metrics as indicative only and not place undue reliance on them. For example, Telefonica and Millicom use different accounting policies and the illustrative pro forma metrics presented here do not adjust for such differences. Moreover, there is no guarantee that, if controlled by Millicom during the periods presented, these businesses would have generated such results. Equally, the illustrative pro forma metrics presented here should not be taken as guidance for future performance.

This press release also contains Millicom's estimates of certain synergies, relating to both expenses and revenues, that Millicom expects to achieve following completion of the acquisitions. There can be no guarantee that these estimated synergies will be achieved. As such, undue reliance should not be placed on these estimates, which are forward looking statements and subject to Millicom's forward looking statements notice. See “Forward-Looking Statements”.

 Item 2

1 Millicom adds mobile to cable footprint in Central America Acquisition of Tele fó nica Assets in Panama, Costa Rica and Nicaragua February 20 th 2019

Safe Harbor

Cautionary Language Concerning Forward-Looking Statements

Statements included herein that are not historical facts, including without limitation statements concerning future strategy, plans, objectives, expectations and intentions, projected financial results, liquidity, growth and prospects, are forward-looking statements. Such forward-looking statements involve a number of risks and uncertainties and are subject to change at any time. This includes, but is not limited to, Millicom's expectation and ability to pay semi-annual cash dividends on its common stock in the future, subject to the determination by the Board of Directors, and based on an evaluation of company earnings, financial condition and requirements, business conditions, capital allocation determinations and other factors, risks and uncertainties. In the event such risks or uncertainties materialize, Millicom's results could be materially adversely affected. The risks and uncertainties include, but are not limited to, the following:

- global economic conditions and foreign exchange rate fluctuations as well as local economic conditions in the markets we serve;
- telecommunications usage levels, including traffic and customer growth;
- competitive forces, including pricing pressures, the ability to connect to other operators' networks and our ability to retain market share in the face of competition from existing and new market entrants as well as industry consolidation;
- legal or regulatory developments and changes, or changes in governmental policy, including with respect to the availability of spectrum and licenses, the level of tariffs, tax matters, the terms of interconnection, customer access and international settlement arrangements;
- adverse legal or regulatory disputes or proceedings;
- the success of our business, operating and financing initiatives and strategies, including partnerships and capital expenditure plans;
- the level and timing of the growth and profitability of new initiatives, start-up costs associated with entering new markets, the successful deployment of new systems and applications to support new initiatives;
- relationships with key suppliers and costs of handsets and other equipment;
- our ability to successfully pursue acquisitions, investments or merger opportunities, integrate any acquired businesses in a timely and cost-effective manner and achieve the expected benefits of such transactions;
- the availability, terms and use of capital, the impact of regulatory and competitive developments on capital outlays, the ability to achieve cost savings and realize productivity improvements;
- technological development and evolving industry standards, including challenges in meeting customer demand for new technology and the cost of upgrading existing infrastructure;
- the capacity to upstream cash generated in operations through dividends, royalties, management fees and repayment of shareholder loans; and
- other factors or trends affecting our financial condition or results of operations.

A further list and description of risks, uncertainties and other matters can be found in Millicom's Registration Statement on Form 20-F, including those risks outlined in "Item 3. Key Information—D. Risk Factors," and in Millicom's subsequent U.S. Securities and Exchange Commission filings, all of which are available at www.sec.gov.

All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Except to the extent otherwise required by applicable law, we do not undertake any obligation to update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

2

Non IFRS measures

This presentation contains financial measures for Millicom not prepared in accordance with IFRS. These measures are referred to as "non-IFRS" measures and include: non-IFRS service revenue, non-IFRS EBITDA, and non-IFRS Capex, among others defined below. Annual growth rates for these non-IFRS measures are often expressed in organic constant currency terms to exclude the effect of changes in foreign exchange rates, the adoption of new accounting standards such as IFRS 15, and are pro forma for material changes in perimeter due to acquisitions and divestitures.
The non-IFRS financial measures are presented in this press release as Millicom's management believes they provide investors with additional information for the analysis of Millicom's results of operations, particularly in evaluating performance from one period to another. Millicom's management uses non-IFRS financial measures to make operating decisions, as they facilitate additional internal comparisons of Millicom's performance to historical results and to competitors' results, and provides them to investors as a supplement to Millicom's reported results to provide additional insight into Millicom's operating performance. Millicom's Remuneration Committee uses certain non-IFRS measures when assessing the performance and compensation of employees, including Millicom's executive directors.
The non-IFRS financial measures used by Millicom may be calculated differently from, and therefore may not be comparable to, similarly titled measures used by other companies - refer to the section "Non-IFRS Financial Measure Descriptions" for additional information. In addition, these non-IFRS measures should not be considered in isolation as a substitute for, or as superior to, financial measures calculated in accordance with IFRS, and Millicom's financial results calculated in accordance with IFRS and reconciliations to those financial statements should be carefully evaluated.

Non-IFRS Financial Measure Descriptions
Service revenue is revenue related to the provision of ongoing services such as monthly subscription fees, airtime and data usage fees, interconnection fees, roaming fees, mobile finance service commissions and fees from other telecommunications services such as data services, short message services and other value-added services excluding telephone and equipment sales.
EBITDA is defined as operating profit excluding impairment losses, depreciation and amortization, and gains/losses on the disposal of fixed assets.
Underlying measures, such as **Service revenue, EBITDA** and **Net debt**, include Guatemala and Honduras as if full consolidated.
Proportionate EBITDA is the sum of the EBITDA in every country where Millicom operates, including its Guatemala and Honduras joint ventures, pro rata for Millicom's ownership stake in each country, less unallocated corporate costs and inter-company eliminations.
Organic growth represents year-on year-growth excluding the impact of changes in FX rates, perimeter, and accounting.
Net debt is Gross debt (including finance leases) less cash and pledged and term deposits.
Proportionate net debt is the sum of the net debt in every country where Millicom operates, including its Guatemala and Honduras joint ventures, pro rata for Millicom's ownership stake in each country.
Net debt to EBITDA is the ratio of net debt over LTM (last twelve month) EBITDA.
Proportionate net debt to EBITDA is the ratio of proportionate net debt over LTM proportionate EBITDA.
Capex is balance sheet capital expenditure excluding spectrum and license costs and finance lease capitalizations from tower sale and leaseback transactions.
Cash Capex represents the cash spent in relation to capital expenditure, excluding spectrum and licenses costs and finance lease capitalizations from tower sale and leaseback transactions.
Operating Cash Flow (OCF) is EBITDA less Capex.
Operating Free Cash Flow is OCF less changes in working capital and other non-cash items and taxes paid.
Equity Free Cash Flow is Operating Free Cash Flow less finance charges paid (net), less advances for dividends to non-controlling interests, plus dividends received from joint ventures.
Return on Invested Capital (ROIC) is used to assess the Group's efficiency at allocating the capital under its control to and is defined as Operating Profit After Tax, including Guatemala and Honduras as if fully consolidated, divided by the average invested Capital during the period.
Operating Profit After Tax displays the profit generated from the operations of the company after statutory taxes.
Average Invested Capital is the capital invested in the company operation throughout the year and is calculated with the average of opening and closing balances of the total assets minus current liabilities (excluding debt, joint ventures, accrued interests, deferred and current tax, cash as well as investments and non-controlling interests), minus assets and liabilities held for sale.

A reconciliation of the non-IFRS metrics to the nearest equivalent IFRS metrics, or otherwise a description of the calculation and presentation of such non-IFRS metrics, may be found in Millicom's quarterly earnings releases found on the Millicom website at https://www.millicom.com/investors/reporting-centre/

3

4 Certain financial data Financial Data for Telefonica businesses The financial data for the Telefonica businesses that are included in this presentation are derived from unaudited standalone financial statements prepared by Telefonica for each of the Panama, Costa Rica and Nicaragua businesses. Such financial statements have not been audited and Millicom has not independently verified the financial statements. All metrics for the Telefonica businesses that are presented on a combined basis and are indicative only, as such combined data are based on a simple combination of the aforementioned standalone financial statements, with limited adjustments, and are not derived from combined financial statements prepared in accordance with IFRS. Finally, any metrics for the Telefonica businesses that are presented as non - IFRS metrics may be calculated and presented on a different basis to similarly titled non - IFRS metrics presented by Millicom. Illustrative Pro Forma and Estimated Synergy Financial Data for Millicom Certain metrics that are included in this presentation are presented on an illustrative ‘pro forma’ or ‘combined’ basis to give effect to the acquisition by Millicom of the Telefonica businesses. These metrics are not derived from pro forma financial statements prepared in accordance with any accounting or regulatory framework. These metrics are estimates and have been prepared for illustrative purposes only. Readers should treat these metrics as indicative only and not place undue reliance on them. For example, Telefonica and Millicom use different accounting policies and the illustrative pro forma metrics presented here do not adjust for such differences. Moreover, there is no guarantee that, if controlled by Millicom during the periods presented, these businesses would have generated such results. Equally, the illustrative pro forma metrics presented here should not be taken as guidance for future performance. This presentation also contains Millicom’s estimates of certain synergies, relating to both expenses and revenues, that Millicom expects to achieve following completion of the acquisitions. There can be no guarantee that these estimated synergies will be achieved. As such, undue reliance should not be placed on these estimates, which are forward looking statements and subject to Millicom’s forward looking statements notice. See “Cautionary Language Concerning Forward - Looking Statements”.

5 In Summary Accelerates fixed - mobile convergence strategy, complementing our existing fixed portfolio with leading mobile assets Reinforces our leadership position in Central America , further diversifying our geographical presence and financial profile Unlocks significant value creation , with up to $500 million NPV of estimated synergies Millicom to acquire Telefónica’s telecom operations in Panama , Costa Rica and Nicaragua Leading mobile player in Panama, Costa Rica and Nicaragua Reshapes industry landscape , in our Central America region In - market consolidation: adds mobile to Millicom’s existing cable operations in these three countries completing the footprint 5

6 Strong Strategic and Financial Rationale ▪ Aggregate purchase price of $1.65 billion Enterprise Value (EV) ▪ Implies 2018 multiple of 6.8x Adjusted EBITDA 1 (5.8x post expected opex synergies) ▪ Implies 2018 multiple of 10.1x OCF 2 (8.3x post expected opex and capex synergies) ▪ Value accretive: IRR > Millicom IRR ▪ Expected closings during H2 2019, subject to regulatory approvals Attractive valuation to create significant shareholder value ▪ Leading mobile market player in Panama, Costa Rica and Nicaragua ▪ National 3G and 4G network coverage in each country and strong spectrum positions ▪ 2018 revenue of $709 million, Adjusted EBITDA of $243 million (34% margin) Acquisition of a highly attractive business 1 ▪ Reinforces Millicom’s leadership position in Central America ▪ Further diversifies and balances Millicom’s country footprint ▪ Adds mobile to Millicom’s existing cable service offering Strong strategic rationale for greater scale and diversification 2 ▪ In - market fixed - mobile consolidation in Panama, Costa Rica and Nicaragua, with estimated annual run - rate opex and capex expected synergies of $35 - 50 million ▪ Net present value of opex and capex expected synergies of around $290 million ▪ Expected revenue synergies equivalent to an additional $250 million in NPV Highly synergetic in - market consolidation 3 1 Adjusted EBITDA refers to combined Adjusted EBITDA of the standalone businesses pre - synergies, excluding management fees and oth er non - recurring items. Adjusted EBITDA is a non - IFRS measure. 2 OCF defined as Adjusted EBITDA less Capex 4

1 Highly-Attractive Portfolio in Central America

Leading market positions[1]

Costa Rica
- Mobile subs 2018: 2.4m
- Mobile mkt share: 25%
- Mobile ranking: #2 of 3

Panama
- Mobile subs 2018: 1.6m
- Mobile mkt share: 34%
- Mobile ranking: #1 of 4

Nicaragua
- Mobile subs 2018: 4.7m
- Mobile mkt share: 53%
- Mobile ranking: #1 of 2



A well-balanced portfolio

Breakdown by Country (2018A)



Combined Revenue
($709 million)
Panama 31%
Costa Rica 36%
Nicaragua 33%
Around 50% of revenue is USD-denominated



Combined Adjusted EBITDA[2]
($243 million)
Costa Rica 25%
Panama 37%
Nicaragua 38%



Combined OCF[3]
($164 million)
Costa Rica 19%
Panama 37%
Nicaragua 44%

History of growth, margin expansion, and cash flow generation



Combined Revenue
2015-2018A ($m)
CAGR 4.4%
624
649
688
709
2015A
2016A
2017A
2018A
Revenue



Combined Adjusted EBITDA[2] and Margin
28.5%
29.0%
32.7%
34.2%
CAGR 10.9%
178
188
225
243
2015A
2016A
2017A
2018A
EBITDA
Margin (%)



Combined OCF and Cash Conversion[3,4]
38.0%
51.4%
63.1%
67.4%
CAGR 34.2%
68
97
142
164
2015A
2016A
2017A
2018A
OCF
CF Conversion (%)

[1] Market share estimate based on 2017A (GlobalData Jun-18). [2] Adjusted EBITDA refers to EBITDA of the standalone businesses pre-synergies, excluding management fees and other non-recurring items. [3] OCF defined as Adjusted EBITDA less Capex. [4] Cash Conversion equal to OCF divided by Adjusted EBITDA. Adjusted EBITDA and OCF are non-IFRS measures.

7

② Consolidates Industry Structure in the Region

Strengthening our leadership position in Central America with No. 1 or No.2 positions in every market

★ *TEF CAM acquisition*

Country	Service	tigo [1]	Claro [1]		Digicel
★ Costa Rica [2]	Mobile	✓	✓		
	Broadband	✓		✓	
	PayTV	✓	✓	✓	
	Fixed Voice	✓		✓	
El Salvador	Mobile	✓	✓		✓
	Broadband	✓	✓		
	PayTV	✓	✓		
	Fixed Voice	✓	✓		
Guatemala	Mobile	✓	✓		
	Broadband	✓	✓		
	PayTV	✓	✓		
	Fixed Voice	✓	✓		
★ Nicaragua [2]	Mobile	✓	✓		
	Broadband	✓	✓		
	PayTV	✓	✓		
	Fixed Voice	✓	✓		
★ Panama	Mobile	✓	✓	✓	✓
	Broadband	✓		✓	
	PayTV	✓	✓	✓	
	Fixed Voice	✓	✓	✓	

[1] Pro-forma for TEF CAM acquisition. [2] Other players in Costa Rica and Nicaragua

8

9 Bolivia 9% Colombia 19% El Salvador 5% Guatemala 26% Honduras 10% Paraguay 13% Panama 10% Other 8% Bolivia 9% Colombia 25% El Salvador 6% Guatemala 21% Honduras 9% Paraguay 10% Panama 10% Other 10% Diversifies and Balances Millicom Latam Footprint Balance between the different Latam markets improves Bolivia 11% Colombia 30% El Salvador 8% Guatemala 25% Honduras 11% Paraguay 12% Other 3% Latam (2018A) 1 Illustrative Pro forma for both Cable Onda and Telefonica CAM. ‘Other’ includes Nicaragua and Costa Rica. 2 Adjusted EBITDA breakdown excludes segment corporate costs. Adjusted EBITDA is a non - IFRS measure. Please refer to slide 3 of th is presentation for definitions of non - IFRS measures for Millicom. Reconciliations of non - IFRS measures for Millicom to their nearest IFRS equivalent are available at www.millicom.com. 3 Millicom ownership of market with minority interests: Colombia 50%, Guatemala 55%, Honduras 66.7%, Panama 80% Revenue Adjusted EBITDA 2 Latam (2018A) Illustrative Pro forma Adjusted EBITDA 2 Latam (2018A) 1 Latam (2018A) 1 Illustrative Pro forma Revenue Bolivia 11% Colombia 22% El Salvador 6% Guatemala 31% Honduras 12% Paraguay 15% Other 3% 13% based on prop. contribution 2 20% based on prop. contribution

10 Colombia Bolivia Paraguay NPS Non Convergent NPS Convergent Prepaid to Postpaid New Postpaid Home ARPA before Convergence Home ARPA after Convergence … which so far resulted in a consistent NPS and ARPA 1 improvement (USD) +18% +27% +15% +18% +45% Acceleration of Fixed - Mobile Convergence Strategy 1 Average Revenue per Account The transaction provides the opportunity to accelerate Millicom’s FMC strategy… Panama ▪ Positions Millicom as #1 fixed - mobile convergent provider in the country ▪ Significant cross - selling opportunities in both B2C and B2B customer segments Costa Rica ▪ Catapults Millicom to a leading position in Costa Rica ▪ Adds convergence capabilities to strengthen and differentiate our position Nicaragua ▪ Millicom acquires a leading position in a two - player market ▪ Cash flow from mobile to help fund cable network build already in progress 2

3 Unlocking Expected Significant Synergies

NPV of expected synergies of approximately $500 million, including $290 million of opex and capex synergies

Net Present Value [1]



$m
c. 250
c.70
c. 500
c. 60
c.230
Opex
Capex
Revenue
Integration Costs
Total Net Synergies
Estimated synergy range

		Annual Run rate [2]
Opex Synergies	• Network and IT benefits – Optimisation of backbone and operations, software and other procurement cost reduction • Sales, distribution and branding – Consolidation of B2C department, media/comm. spending, de-duplication of retail footprint and R&D spending • Optimization of SG&A to reduce duplication of functions	**$30-40 million**
Capex Synergies	• Increased Millicom mobile scale • Leverage Millicom in-country fibre backhaul capabilities • Consolidation and rationalization of IT spend	**$5-10 million**
Revenue Synergies	• Cross-sell of mobile offer to B2B and B2C customers – Coupled with increased shift from prepaid to postpaid • Cross-sell of existing Home offers to mobile customers • Lower churn and more competitive bundled offerings	**$35-45 million**
Integration Costs	• Approximately $100 million pre-tax integration cost incurred over 2 years	

[1] For disclosure purposes, net present value of the post-tax synergies rounded to the nearest ten million. Sum may not reconcile due to rounding[1]
[2] Estimated full synergies run rate starting for the 4th full year post closing.

11

4 Attractive Valuation

tigo MILLICOM THE DIGITAL LIFESTYLE

Attractive OCF multiple of 10x pre synergies and 8.3x post opex and capex synergies

	EV / 2018 Adj. EBITDA[1]	EV / 2018 OCF
Multiples pre-synergies	***6.8x***	***10.1x***
Multiples post-opex & capex synergies	***5.8x***	***8.3x***

Meets our criteria for inorganic growth opportunities

- ✓ Core competencies – fixed and mobile broadband
- ✓ Accelerates fixed-mobile convergence
- ✓ Accretive to operational growth
- ✓ Value accretive: expected IRR > Millicom WACC

[1] Adjusted EBITDA refers to Adjusted EBITDA of the standalone business pre-synergies, excluding management fees and other non-recurring items. Adjusted EBITDA is a non-IFRS measures.

12

Financial Implications of the Transaction

Telefonica CAM would have added 12-15% to Millicom Latam segment financials in 2018



Revenue
Latam, 2018A ($m)
12.9%
5,485
709
6,194
Millicom
Telefonica CAM
Combined
Adjusted EBITDA
Latam, 2018A ($m)
11.7%
2,077
243
2,320
Millicom
Telefonica CAM
Combined
OCF
Latam, 2018A ($m)
14.6%
1,124
164
1,287
Millicom
Telefonica CAM
Combined

Notes: Telefonica CAM Adjusted EBITDA is standalone, pre-synergies, and is adjusted to exclude management fees and other one-time items. OCF defined as Adjusted EBITDA less Capex
Latin America segment Revenue, Adjusted EBITDA and OCF measures are non-IFRS measures and include Guatemala and Honduras as if fully consolidated. Please refer to slide 3 of this presentation for definitions of non-IFRS measures for Millicom. Reconciliations of non-IFRS measures for Millicom to their nearest IFRS equivalent are available at www.millicom.com.

13

14 Financing and Capital Structure Pro Forma Prop. Net Debt / Adjusted EBITDA 2 As of Dec - 2018 2.5x 3.0x Millicom Combined 1 Underlying net debt, Adjusted EBITDA and Underlying net debt to Adjusted EBITDA are non - IFRS measures. Please refer to slide 3 of this presentation for definitions of non - IFRS measures for Millicom. Reconciliations of non - IFRS measures for Millicom to their nearest IFRS equivalent are available at www.millicom.com. 2 Proportionate net debt to EBITDA as of December 31, 2018 is based on last twelve - month (LTM) Underlying EBITDA of $1,666m, incl. $136m pro forma Adjusted EBITDA for Cable Onda in Panama and $224m of Adjusted EBITDA for Telefonica CAM. ▪ Millicom has secured bridge funding commitments from a group of banks ▪ Bridge expected to be refinanced predominantly with the issuance of new debt by Millicom and its operating subsidiaries ▪ Proportional net debt to Adjusted EBITDA to increase from 2.5x as of December 31 st , 2018 to approximately 3.0x pro forma ▪ Millicom management committed to reducing leverage toward its stated target of 2.0x proportionate net debt to Adjusted EBITDA Maintaining a strong and disciplined financial position 0.5x 2018A ($m) 2,077 243 2,320 Millicom Telefonica CAM Combined Latam segment Adjusted EBITDA As of Dec - 2018 5,116 1,650 6,766 Millicom Additional Debt Combined Millicom Underlying Net Debt 1 11.7%

15 In Summary Millicom to acquire Telef ó nica’s mobile operations in Panama , Costa Rica and Nicaragua Acquisition of a highly attractive business Highly synergetic in - market consolidation expected 1 3 Strengthens Millicom's leadership position in Central America Diversifies and balances Millicom's country footprint Accelerates fixed - mobile convergence strategy Strong strategic rationale for greater scale and diversification 2 Attractive valuation expected to create significant shareholder value 4 Reshapes industry structure in a key Millicom region 15

16 Appendix

17 1,529 1,552 1,524 1,612 2015A 2016A 2017A 2018A B2C + B2B Mobile Subs EoP ('000) Panama Overview 196 201 214 223 2015A 2016A 2017A 2018A 73 71 85 90 2015A 2016A 2017A 2018A 37.3% 39.5% Revenue Adjusted EBITDA and Margin 3 35.3% 40.5% $m  1.5M x x 1K x x 19K Mobile BB PayTV Fixed Voice Customers (2017A) Combined 2015 - 18A Mobile ARPU ($/month) 1 Coverage Map Spectrum Distribution 87% 74% 3G 4G 20 25 20 65 Panama 1,900 MHz 850 MHZ 700 MHz Shift in customer mix driving ARPU uplift Complementary business propositions Strong network coverage and valuable spectrum assets Solid financial performance $7.5 $8.5 $8.0 $7.8 5K #1 #1 #1 #2 Market Position 2 1 Based on average B2C and B2B Mobile subscribers for each year. 2 Based on GlobalData as of June - 18. 3 Adjusted EBITDA refers to the Adjusted EBITDA of the standalone business pre - synergies, excluding management fees, and other non - recurring items. Adjusted EBITDA is a non - IFRS measure. Population coverage 2017A: MHz, paired Spectrum share: 28% x x x

18 1,654 1,996 2,134 2,381 2015A 2016A 2017A 2018A B2C + B2B Mobile Subs EoP ('000) Costa Rica Overview Coverage Map Spectrum Distribution 93% 85% 176 198 231 253 2015A 2016A 2017A 2018A 11 26 45 60 2015A 2016A 2017A 2018A Revenue Adjusted EBITDA and Margin 3 2.1M 7K 20K 22K Mobile BB PayTV Fixed Voice $m 2015 - 18A $7.3 $6.6 $7.1 $6.9 3G 4G 10 50 40 100 Costa Rica 1,900 / 2,100 MHz 1,800 MHZ 850 MHZ Significant growth in customer base Complementary business propositions Nation - wide network coverage Commercial expansion driving operational leverage Combined #2 #2 #2 #1 Population coverage 2017A: MHz, paired Spectrum share: 28% Mobile ARPU ($/month) 1 Market Position 2 6.2% 19.5% 12.9% 23.6% Customers (2017A)  x x x x x x x 1 Based on average B2C and B2B Mobile subscribers for each year. 2 Based on GlobalData as of June - 18. 3 Adjusted EBITDA refers to the Adjusted EBITDA of the standalone business pre - synergies, excluding management fees and other non - recurring items. Adjusted EBITDA is a non - IFRS measure.

19 3,935 4,163 4,277 4,675 2015A 2016A 2017A 2018A B2C + B2B Mobile Subs EoP ('000) Nicaragua Overview 251 250 243 233 2015A 2016A 2017A 2018A 94 92 95 92 2015A 2016A 2017A 2018A 37.3% 39.1% Revenue Adjusted EBITDA and Margin 3 36.8% 39.6% $m 4.3M 7K 43K 66K Mobile BB PayTV Fixed Voice 2015 - 18A Coverage Map Spectrum Distribution 3G 4G 40 25 60 40 165 Nicaragua AWS 1,900 MHZ 850 MHZ 700 MHZ Growing customer base Complementary business propositions Opportunity for further 4G penetration Stable cash flow generative asset $3.8 $3.1 $3.5 $3.6 Combined #1 NM #3 #2 Population coverage 2017A: 71% 51% MHz, paired Spectrum share: 45% Mobile ARPU ($/month) 1 Market Position 2 Customers (2017A)  x x x x x x x 1 Based on average B2C and B2B Mobile subscribers for each year. 2 Based on GlobalData as of June - 18. 3 Adjusted EBITDA refers to the Adjusted EBITDA of the standalone business pre - synergies, excluding management fees and other non - recurring items. Adjusted EBITDA is a non - IFRS measure. Impact from economic downturn and political environment

20 40 40 25 60 40 165 40 Claro CooTel 700 MHZ 850 MHZ 1,900 MHZ AWS 39 60 40 40 40 40 100 159 Claro Kolbi 850 MHz 1,800 MHz 1,900 / 2,100 MHz 2,600 MHz 20 20 20 25 20 30 30 65 50 50 Movil Claro Digicel 700 MHz 850 MHz 1,900 MHz Overview of Spectrum Licenses Source: Telefonica 1 Based on paired spectrum, total spectrum is x2. Spectrum holdings as of September 2018. 2 Kolbi only includes the spectrum currently in use Panama Total Spectrum: 65 MHz Costa Rica Total Spectrum: 100 MHz Nicaragua Total Spectrum: 165 MHz Band and Holdings (MHz) 1 20 25 20 700 MHz 850 MHz 1,900 MHz 40 25 60 40 700 MHz 850 MHz 1,900 MHz AWS 10 50 40 850 MHz 1,800 MHz 1,900 / 2,100 MHz Expiry Year 2036 2036 2036 2023 (+10) 2023 (+10) 2023 (+10) 2023 (+10) 2036 2036 | 2042 2036 | 2042 Holding Comparison 2 Solid #1 market position in terms of spectrum holdings, having secured licenses for the long term

21

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A. (Registrant)

By:	/s/ Salvador Escalon
	Name:	Salvador Escalon
	Title:	Executive Vice President, General Counsel

Date: February 20, 2019